

March 12, 2012

<u>Via E-mail</u>
Mr. David C. Clark
Vice President, Finance and Treasurer
Allos Therapeutics, Inc.
11080 Circlepoint Road
Suite 200
Westminister, Colorado 80020

> **Re: Allos Therapuetics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 3, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 3, 2011**
> **File No. 000-29815**

Dear Mr. Clark:

We have reviewed your March 5, 2012 response to our February 24, 2012 verbal comments and have the following additional comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filings.

<u>Form 10-Q for the Quarterly Period Ended September 30, 2011</u>

<u>8. Mundipharma Agreements, page 14</u>

1. Please expand your explanation as to why you believe the clinical trial supply obligations under the Supply Agreement are deemed a contingent deliverable. Include in your response information similar to the discussion provided to us in our telephone conversations on March 8 and 9, 2012. In your response, compare and contrast this deliverable you deem contingent to the clinical trial supply obligations within the research and development services deliverable related to jointly agreed-upon clinical development activities through approximately 2022 that you do not deem contingent, as represented to us on the telephone.

2. Please tell us why you included the $15 million cost differential as part of the $90.6 arrangement consideration. In your analysis, please tell us why, under ASC 605-25-30-1b, the $15 million cost differential does not represent a performance bonus which would be excluded from the arrangement consideration.

3. Please expand your explanation as to why the steering committees are not a deliverable as discussed on March 8th. You also indicated that, if the steering committees were assumed to be a deliverable, the effect of this accounting would not be material. Please provide us your analysis supporting this conclusion.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant